

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 11, 2009

Via U.S. mail and facsimile

Mr. Ryan Seddon, President
SSGI, Inc.
8120 Belvedere Road, Site 4
West Palm Beach 33411

RE: SSGI, Inc.
Registration Statement on Form S-1
Filed July 17, 2009
File No. 333-160700

Dear Mr. Seddon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detail as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering a significant number of shares of common stock to be sold by persons and entities that are affiliates of the company. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the selling shareholders, this transaction appears to be a primary offering of your shares to the public, with the selling shareholders acting as the conduits in that distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and should be appropriately characterized as a

transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C under the Securities Act. We may have further comment after reviewing your response.

2.	Revise to update your financial statements for June 30, 2009 in accordance with Rule 8-08 of Regulation S-X.

3.	We note your 2007 Share Exchange which resulted in a reverse merger being effected in February 2008. Please tell us how you have accounted for this transaction as a reverse merger, specifically confirming that the historical financial statements are that of Surge Solutions and addressing how your statement of changes in stockholders' deficit appropriately reflects the share exchange.

Cover Page of Registration Statement

4.	We note the disclosure on the cover page that your primary standard industrial classification code number is 1542. Our records indicate that your code number should be 1540. Please advise or revise accordingly.

5.	Please revise the calculation of registration fee table footnotes to clearly indicate how you determined the "proposed maximum offering price per share" and the specific provision of Rule 457 of Regulation C under the Securities Act that you relied upon to calculate the "amount of registration fee."

Cover Page of Prospectus

6.	We note that you have omitted the information regarding the price at which the shares will be sold until quoted on the OTC Bulletin Board. Please be advised that this information must be included in the prospectus before the registration statement is declared effective.

Prospectus Summary, page 4

7.	Please disclose in this section that you have a received a going concern opinion from your auditor.

8.	To the extent applicable, please comply with each of the following comments on the "Prospectus Summary" section in the appropriate sections in the body of the prospectus.

Our Company, page 4

9.	We note the disclosure in the first and second introductory paragraphs and have the following comments:

- Please revise to clearly explain your corporate history. In this regard, we note that it is difficult to understand the development of your company as currently drafted, including which entities conducted which business and how the various mergers and acquisitions and name changes impacted the business.

- This disclosure is too detailed for summary disclosure. Please revise to briefly and clearly explain your corporate history and relocate the more detailed discussion to the body of the prospectus. We also note that this disclosure repeats the disclosure under "Corporate Information" on page 6.

- Please discuss the fact that your predecessor company was a reporting company under the Exchange Act and deregistered in 2005.

10. We note the disclosure in the third and fourth introductory paragraphs. In plain English, please briefly and clearly explain your line(s) of business, location(s) of operations, and principal product(s) and service(s).

Markets, page 5

11. Please disclose the percentage of your revenues represented by each of the four lines of business in which you operate.

12. The disclosure in this section discusses only three of the lines of business. Please revise to discuss the fourth line of business – installation services for large scale national home improvement chains. Further, disclosure elsewhere in the prospectus indicates that you only operate in three lines of business. Please reconcile.

13. In discussing each of the lines of business in which you operate, please identify the geographic regions for each.

Insurance Restoration, page 5

14. Please explain in greater detail what it means to be a "preferred contractor" and whether this designation makes you a preferred contractor for all insurance companies or only certain insurance companies. If the latter, please disclose the insurance companies for which you are a preferred contractor.

15. Please explain what you mean by "in-house crews" and explain how this is different from your normal operations. In this regard, we note that you disclose that you use these crews for "specialized" remediation and restoration services.

Petroleum Contracting Specifically Relating to Government Mandates, page 5

16. Please explain the Xerxes system and how it complies with the legislative mandate, and provide support for the claim "that Surge has a competitive advantage with compliance upgrades by utilizing a Xerxes secondary containment system to provide an alternative to full tank replacement."

New Construction Commercial, Industrial and Retail page 6

17. Please explain in greater detail the business conducted by this line of business and how you are a "single source turn key solution" for customers.

Risk Factors, page 7

18. Each subheading throughout this section states a fact and then there are multiple risks disclosed in the paragraphs below the subheading. Please revise to disclose each risk below its own subheading. In revising this section, please ensure that each subheading clearly discloses the risk, rather than merely stating facts.

19. Certain of your risk factors contain language such as "we cannot assure," "we cannot be sure," and "there can be no assurance." The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurances. Please remove all such disclosure and revise your risk factors accordingly to address the particular risk, rather than your ability to offer assurances.

20. Many of the risk factors in this section discuss facts but do not then explain how those facts translate into risks to investors. Please review the risk factors in this section and ensure that you provide sufficient disclosure explaining the risks to investors.

21. Please relocate the last risk factor in this section to a more prominent location.

22. Please add risk factors addressing each of the following, to the extent material:

- the potential dilution resulting from the exercise or conversion of outstanding convertible securities, including the amount issuable under these securities as of the most recent practicable date;

- the risks specific to each of the lines of business in which you operate;

- your outstanding indebtedness, including the total amount outstanding as of the most recent practicable date, and, in view of the state of the current lending market, your ability to obtain additional debt financing; and

- your possible quotation on the OTC Bulletin Board.

Dependence on key executives and management personnel, page 7

23. Please disclose that you have no key man insurance although the company is dependent upon key executives and management.

Loans provided by key executives and employees, page 8

24. Please disclose the amount of loans provided by executives for each of the past three years, as well as the aggregate amount currently outstanding.

Determination of Offering Price, page 12

25. It appears your common stock trades on the pink sheets. Please advise or revise.

Selling Shareholders, page 13

26. Please disclose and briefly describe the transaction or series of transactions in which each selling shareholder received its registered shares or provide a cross reference to this disclosure located elsewhere in the prospectus.

27. The total amounts listed for the second and third columns, 5,724,160 and 28,755,547, respectively, do not correspond exactly to the amounts in the respective columns. Please revise accordingly.

28. For any selling shareholder that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities. See Questions 140.01 and 140.02 under Section 140 in our July 3, 2008 Compliance & Disclosure Interpretations of Regulation S-K that are available on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

29. Where a selling shareholder is identified as an affiliate of the company, please revise to explain the nature of the relationship giving rise to the affiliation.

30. Please explain what you mean in footnote (9) that Underground Tank Partners has "common ownership" with a director.

Plan of Distribution, page 16

31. Your common stock appears to be a penny stock. Please discuss the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

32. We note the disclosure in this section regarding Rule 144. Please clearly explain the eligibility of selling shareholders to rely upon Rule 144, especially in light of

the fact that certain selling shareholders are affiliates of the company. Please also comply with this comment in the section entitled "Market for Common Equity and Related Shareholder Matters" on page 38.

33. We note the disclosure in this section regarding hedging transactions. Please advise us as to whether the selling shareholder has taken or plans to take any short position prior to the effectiveness of the registration statement. In addition, please confirm that you and the selling shareholders are aware of our position on short sales against the box. See Interpretive Response 239.10 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

34. We note the disclosure in this section with respect to engaging broker-dealers. If a selling shareholder enters into an agreement following the effectiveness of the registration statement to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, you must file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Additionally, please be advised that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from FINRA. Please revise the disclosure in this section to delete the reference to selling to broker-dealers as principals or indicate in the disclosure that the company will file a post-effective amendment addressing the above information.

Description of Securities, page 18

35. We note the statement in the first paragraph that the summary is qualified by reference to your charter documents. You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C under the Securities Act. Please revise accordingly.

Description of Business, page 19

36. We note the disclosure throughout the filing regarding your petroleum contracting specifically relating to government mandates. Please expand your disclosure to address your plans with respect to this line of business for 2010 and beyond. In this regard, we note the disclosure that the deadline for the government mandate is December 31, 2009.

37. Please disclose the information required by Item 101(h)(4)(v) of Regulation S-K. In responding to this comment, please identify the suppliers on which you depend

and file any agreements with them as exhibits to the registration statement. In this regard, we note the disclosure on page 10 that you are "dependent on specific suppliers…"

38. Please disclose the information required by Item 101(h)(4)(x) of Regulation S-K.

39. Please expand your disclosure to discuss in reasonable detail your plans for geographic expansion.

40. Please discuss your customer arrangements/agreements. In responding to this comment, please discuss your contracts with governments. In this regard, we note the disclosure in note 9 to your quarterly financial statements.

41. Please disclose the information required by Item 101(h)(4)(vi) of Regulation S-K. In this regard, we note the disclosure in note 12 to the annual financial statements. In addition, please file your agreements with these customers as exhibits to the registration statement or explain to us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Petroleum Contracting Specifically relating to Government Mandates, page 20

42. We note the disclosure in the fourth risk factor on page 10 regarding the national tank reline firm. We also note Exhibit 10.7. Please disclose the material terms of your arrangement with this company.

Competition, page 21

43. Please revise to discuss for each of your lines of business the methods of competition in the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Insurance Restoration, page 21

44. Please describe in greater detail the "unique" certifications that you hold in the mold, fire and structural and restoration markets.

Marketing, page 23

45. We note the disclosure regarding your retention of Mr. Jeb Bush. Please provide to us support for this disclosure and file any agreements you have with Mr. Bush as exhibits to the registration statement. Please also disclose the terms of your arrangements with Mr. Bush.

46. Please explain the services performed by Mr. Horne. Please also provide to us support for this disclosure and file any agreements you have with Mr. Horne as

exhibits to the registration statement. Please also disclose the terms of your arrangements with Mr. Horne.

Employees, page 24

47.   Please describe in greater detail the nature of your lease arrangement with the professional employer organization.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 26

Results of Operations for the Quarter Ended March 31, 2009 as Compared to the Quarter Ended March 31, 2008, page 27

48.   You indicate that your increase in revenues during the first quarter 2009 and during 2008 was a result of an increase in petroleum contracting and the Company's strategic alliance with a technology. Further explain the alliance and the nature of technology and specifically how it has resulted in an increase in sales. Also tell us whether or not you expect this trend to continue. With regard to your petroleum contracting, please tell us and disclose the anticipated impact of meeting the Florida state mandated deadline for replacement or relining. We note your statement on page 30 that continued growth is partially dependent on additional states in the United States setting deadlines for compliance. Please quantify how much the petroleum contracts have impacted your sales and gross profit during 2009 and whether you expect a significant change in future periods once the deadline for December 2009 has been met.

49.   You state that general and administrative costs decreased during the first quarter of 2009 as a result of the Company taking steps to reduce the costs, however, you do describe the steps taken. Please revise to discuss in detail the steps taken in your cost cutting initiative and quantify the impact these cost cutting measure had on operations and will have on future operations.

Results of Operations for the Year Ended December 31, 2008 as Compared to the Year Ended December 31, 2007, page 27

50.   Please clarify that your gross loss increased in 2008 rather than decreased. Further tell us in detail how the gross loss was impacted by investments made to the Company's infrastructure by creating systems and controls to comply with Sarbanes – Oxley. It is unclear how this is a factor that would impact revenue or cost of sales.

51.   We note you recorded bad debt expense during 2008 of $23,886. Considering the material nature of your contracts receivable balance, please revise MD&A to

discuss any collectability or billing problems with any major customers or classes of customers or any significant changes in credit terms, collection efforts, credit utilization and/or delinquency policies.

Liquidity and Capital Resources, page 28

52. Please revise your liquidity section to explain liquidity issues arising from all components of cash flow: operating, investing, and financing as included in your consolidated statement of cash flows. In this regard, during 2008, you had significant increases in your contracts receivable, costs and estimated earnings in excess of billings on uncompleted contracts and accounts payable balances with further increases in contracts receivables and accounts payables in the first quarter of 2009 but a significant decrease in costs and estimated earnings in excess of billings on uncompleted contracts during the first quarter 2009. Given the significant impact these balances have on your liquidity, please revise your MD&A and liquidity section to explain the reasons for these increases and any variances in the corresponding turnover ratios. In this regard, we note your contracts receivable balance increased $318,763 during 2008 and another $253,119 during the first quarter of 2009. Further explain why your costs and estimated earnings in excess of billings on uncompleted contracts decrease during the first quarter 2009 was a result of shorter duration contracts.

53. We note your substantial negative operating cash flows during the past year and the most recent interim period and that these deficits have been funded by advances from shareholders. Considering your deficit, your continual net losses and going concern, we believe your liquidity section should be revised to address the following issues in order to enhance an investor's understanding of your ability to meet your cash requirements over the next twelve months:

- Material cash requirements, including the funds needed to operate, complete projects and implement business plans and fund short term and long term cash requirements;

- Disclose short-term liquidity and short-term capital resources that cover cash needs up to 12 months into the future. These cash needs and the sources of funds to meet such needs relate to the day-to-day operating expenses and material commitments coming due during that 12-month period. Your disclosure should discuss how you plan to fund your operating cash flows, and service your debt coming due in the next 12 months, specifically your term loan due in December 2009;

- Discuss your long-term liquidity and long-term capital resources such as material capital expenditures, payments due on long-term obligations, and other demands or commitments, including any off-balance sheet items, to

> be incurred beyond the next 12 months, as well as the proposed sources of funding required to satisfy such obligations; and

- Where a material deficiency in short or long-term liquidity has been identified, you should disclose the deficiency, as well as disclosing either your proposed remedy, that that you have not decided on a remedy, or that you are currently unable to address the deficiency.

> Refer to Section 501.03 of the Financial Reporting Codification.

54. We note your customer concentration and subcontractor concentration disclosure on pages F-23. Please provide a discussion within the liquidity section, in future filings, to discuss the effects of your customer concentrations and subcontractor concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect to liquidity or operations. Refer to Financial Reporting Codification 501.03.a.

Quantitative and Qualitative Disclosures about Market Risk, page 35

55. Considering the amount of debt you have outstanding that is at a variable interest rate a discussion of interest rate risk management strategies appears appropriate. Please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your interest rate risk exposure, your risk management strategies, or if you don't manage this risk, a statement disclosing that fact.

Security Ownership of Certain Beneficial Owners and Management, page 36

56. The percentage ownership listed in the table for each person does not appear to be correct, other than with respect to Mr. Feldmesser. Please review the percentages and revise accordingly. Refer to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 37

57. We note the various transactions discussed in this section. Please file all documents relating to these transactions as exhibits to the registration statement.

Employment Agreements, page 37

58. We note the disclosure in the last paragraph. Please advise us as to whether any of the registered shares on behalf of Mr. Seddon consist of the shares subject to the promissory note. If not, please clearly disclose this in the prospectus. If so, please provide us with a copy of the promissory note.

Market for Common Equity and Related Shareholder Matters, page 38

59. Please combine the disclosure in this section with the disclosure in the section
    entitled "Market for Common Equity and Related Shareholder Matters" on page
    25.

Approximate Number of Common Stock Holders, page 38

60. We note the disclosure in the fifth paragraph. Please disclose the specific date
    when Rule 144 will be available to shareholders.

Board of Directors, page 39

61. Please disclose the information required by Item 407(a) of Regulation S-K.

Directors' Compensation, page 39

62. Please revise to provide the information in the tabular format required by Item
    402(r) of Regulation S-K.

63. Please clarify that directors who are also employees of the company receive this
    compensation.

Executive Compensation, page 39

64. It appears that Mr. Seddon's employment agreement provides for the award of a
    bonus and securities. Please advise us as to why these awards are not reflected in
    the table.

65. It appears that Mr. Seddon receives securities as compensation at a discount to the
    market price. Please advise us as to why the discount is not reflected in the table.

66. It appears that Mr. Seddon receives certain perquisites. Please advise us as to the
    annual amount of each perquisite.

Warrants and Options, page 40

67. We note the disclosure that there are options outstanding to purchase 3,548,054
    shares of common stock. We also note the disclosure under "Common Stock
    Purchase Warrants" that there are warrants outstanding to purchase 3,548,054
    shares of common stock. Please clarify whether you are referring to "options"
    and "warrants" interchangeably. If so, please revise throughout the filing to
    clarify.

Financial Statements

Note 2 – Restatement of Previously Issued Financial Statements, page F-12

68. We note that you have changed your accounting policy for recognizing revenue
     from the completed contract method to the percentage-of-completion method.
     Please explain why you used the completed contract method and how you
     considered paragraphs 23 and 31 of SOP 81-1. Be advised that the percentage-of-
     completion method is the preferable method. See paragraph 15 of ARB 45.

Note 12 – Major Customers, page F-23

69. Supplementally provide us with a copy of the customer contract that comprises
     the largest portion of your revenues at June 30, 2009.

Note 14 – Related Party Transactions, page F-23

70. We note your transaction during 2008 related to a performance bond where the
     Company is currently paying a stockholder interest, monthly, at the annual rate of
     7% for providing collateral. You state that no asset or liability is shown on the
     balance sheet. Please revise to disclose more details of this transaction and how
     you determined that it is appropriate not to record an asset or liability related to
     this performance bond. Cite the authoritative guidance that supports your
     accounting.

Item 14. Indemnification of Directors and Officers, page 42

71. Please discuss the material terms of your indemnification agreements.

Item 15. Recent Sales of Unregistered Securities, page 43

72. Please disclose the information required by Item 701 of Regulation S-K with
     respect to the options and warrants issued over the past three years.

Item 16. Exhibits, page 46

73. We note the promissory notes filed as Exhibit 10.5 and 10.6. Please file all
     documents relating to your other indebtedness as exhibits to the registration
     statement or advise us as to why you are not required to do so.

Item 17. Undertakings, page 46

74. Please revise the undertakings to provide them in the exact form required by Item
     512 of Regulation S-K.

75.   We note the undertaking provided in paragraph (a)(4). This undertaking is not applicable to the offering, as you are not Rule 430B eligible. Instead, please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

76.   The undertaking in paragraph (b) does not apply to the offering. Please revise.

Signatures, page 48

77.   Please indicate which person(s) has signed the registration statement in the capacity of principle executive officer and controller or principle accounting officer. See Instruction 1 to Signatures on Form S-1.

Exhibit 5.1

78.   We note the statement that counsel are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Counsel may not limit its opinion in this manner, as the company is incorporated in the State of Florida. Please have counsel revise its opinion accordingly.

79.   Please have counsel confirm to us that it concurs with our understanding that its reference to the corporate laws of the State of Florida includes the statutory provisions and all applicable provisions of the Florida Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with mark copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event that the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purpose public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

You may contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 if you have any questions regarding legal matters. Please contact Melissa Rocha, Staff Accountant at (202) 551-3854 or, in her absence, Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Pamela A. Long
Assistant Director

cc: Stephen J. Czarnik, Esq.
        Cohen & Czarnik LLP
        17 State Street
        New York, NY 10004